

Mail Stop 4561

November 22, 2017

Marie Ferguson
Chief Executive Officer
Lemon Tree Passage, Inc.
11264 NW 58 Terrace
Doral, FL 33178

Re: Lemon Tree Passage, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed November 9, 2017
File No. 024-10747

Dear Ms. Ferguson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 23, 2017 letter.

Part II. Offering Circular

Cover Page

1.   Your revised disclosure indicates that you are offering convertible notes. Please reconcile this with your disclosure here and throughout the offering circular that you are offering shares of common stock.

2.   We note your response to prior comment 4 that you have revised your disclosure accordingly. Your disclosure here and in the Use of Proceeds section, however, continues to state that the maximum aggregate offering amount is $20,000,000. As the maximum proceeds from the sale of 5,000,000 shares of common stock at a price of $2.00 per share would be $10,000,000, please revise.

Financial Statements

Balance Sheet, page 32

3.   Your response to prior comment 8 states that you have reconciled your balance sheet. It, however, continues to reflect prepaid expenses as a current asset. In this regard, we note that your statement of operations for the period from June 30, 2017, to October 31, 2017, shows that you fully amortized the $25,000 in prepaid expenses for legal and professional charges. Please reconcile, and revise to reflect that the total value of your assets is $5,000.

        You may contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3483 with any questions.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Adviser
                                        Office of Information
                                        Technologies and Services

cc: Andy Altahawi
        Adamson Brothers